UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

PENNANTPARK FLOATING RATE CAPITAL LTD.

  (Name of Issuer)

Common Stock, par value $0.001 per share

 (Title of Class of Securities)

70806A106

 (CUSIP Number)

June 24, 2013

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 70806A106

1		NAME OF REPORTING PERSON JACK SILVER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 541,100
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 541,100
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 541,100
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12		TYPE OF REPORTING PERSON IN

CUSIP No. 70806A106

1		NAME OF REPORTING PERSON sherleigh associates inc. profit sharing plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 394,911
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 394,911
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 394,911
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.8%
12		TYPE OF REPORTING PERSON EP

CUSIP No. 70806A106

1		NAME OF REPORTING PERSON SILVER INVESTMENT PARTNERS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 146,189
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 146,189
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,189
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 70806A106

Item 1.

(a)	Name of Issuer:

PennantPark Floating Rate Capital Ltd.

(b)	Address of Issuer’s Principal Executive Offices:

590 Madison Avenue, 15th Floor
New York, NY 10022

Item 2.

(a)	Name of Person Filing:

Jack Silver
Sherleigh Associates Inc. Profit Sharing Plan
Silver Investment Partners LP

(b)	Address of Principal Business Office or, if none, Residence:

80 Columbus Circle PH76A
New York, NY 10023

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

(e)	CUSIP Number:

70806A106

CUSIP No. 70806A106

Item 3. If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act

(b)	☐	Bank as defined in section 3(a)(6) of the Act

(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act

(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940

(e)	☐	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F)

(g)	☐	Parent Holding Company or Control Person, in accordance with Rule 13d-1(b)(1)(ii)(G)

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J)

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K)

Item 4. Ownership.

(a) – (c)

As of the date hereof, the Reporting Persons beneficially owned 541,100 shares of common stock of PennantPark Floating Rate Capital Ltd (the “Common Stock”) representing 5.3% of the outstanding common stock, based on 10,302,912 shares of common stock outstanding as reported in the issuer’s quarterly report on Form 10-Q filed on May 9, 2013. Such shares of common stock include 349,911 shares held by Sherleigh Associates Profit Sharing Plan, a trust of which Jack Silver is the trustee and 146,189 shares held by Silver Investment Partners LP, a limited partnership of which Jack Silver is a general partner.

Mr. Silver has the sole voting and dispositive power with respect to all 541,100 shares of common stock.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

CUSIP No. 70806A106

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect, other than activities solely in connection with a nomination under Rule 14a-11.

CUSIP No. 70806A106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 25, 2013
Date

/s/ Jack Silver
Signature

Jack Silver
Name/Title

Sherleigh Associates Inc. Profit Sharing Plan

By:	/s/ Jack Silver
Name:	Jack Silver
Title:	Trustee

Silver Investment Partners LP

By:	/s/ Jack Silver
Name:	Jack Silver
Title:	General Partner